Exhibit (a)(1)(I)

Zebra Technologies Completes Acquisition of Xplore Technologies

LINCOLNSHIRE, Ill. – Aug. 14, 2018 – Zebra Technologies Corporation (NASDAQ: ZBRA), an innovator at the edge of the enterprise with solutions and partners that enable businesses to gain a performance edge, today announced that it has completed its acquisition of Xplore Technologies Corporation, a leading developer of semi-, fully- and ultra-rugged tablets, 2-in-1 laptops, and a range of performance matched accessories. Xplore’s offerings complement Zebra’s industry-leading enterprise mobile computing, data capture, and printing portfolios, which will now serve a wider range of enterprise customers and accelerate growth.

The tender offer for all outstanding shares of common stock of Xplore at a price of $6.00 per share, net to the seller in cash, without interest and less any required tax withholding (the “Offer”), expired as scheduled at 12:00 midnight eastern time at the end of the day on Monday, August 13, 2018. American Stock Transfer & Trust Company, the depositary for the Offer, has advised Zebra that 9,923,943 shares of Xplore common stock were validly tendered and not properly withdrawn in the Offer, representing approximately 73.1 percent of the outstanding shares of Xplore’s common stock on a fully diluted basis (including all shares underlying Xplore’s outstanding restricted stock units and stock options). All conditions to the Offer have been satisfied and on August 14, 2018, Zebra and its wholly owned subsidiary, Wolfdancer Acquisition Corp. (“Purchaser”) accepted for payment and will promptly pay for all shares validly tendered and not properly withdrawn in the Offer.

Following completion of the Offer, Zebra completed the acquisition of Xplore through the merger of Purchaser with and into Xplore, without a vote of Xplore’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law, with Xplore surviving the merger as a wholly owned subsidiary of Zebra. In connection with the merger, each share of common stock outstanding immediately prior to the effective time of the merger (other than (1) shares owned by Xplore as treasury stock immediately prior to the effective time of the merger, (2) shares owned by Zebra or Purchaser at the commencement of the Offer and owned by Zebra or Purchaser immediately prior to the effective time of the merger or (3) shares held by any stockholder who has properly demanded and not otherwise lost appraisal rights under Delaware law) has been converted into the right to receive the same $6.00 per share in cash, without interest and less applicable tax withholding, as will be paid for all shares that were validly tendered and not properly withdrawn in the Offer. Xplore’s common stock will be delisted from the Nasdaq Capital Market.

Safe Harbor Statement

This press release contains forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, including, without limitation, the statements regarding the company’s outlook. Actual results may differ from those expressed or implied in the company’s forward-looking statements. These statements represent estimates only as of the date they were made. Zebra undertakes no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this release.

These forward-looking statements are based on current expectations, forecasts and assumptions and are subject to the risks and uncertainties inherent in Zebra’s industry, market conditions, general domestic and international economic conditions, and other factors. These factors include customer acceptance of Zebra’s hardware and software products and competitors’ product offerings, and the potential effects of technological changes. The continued uncertainty over future global economic and trade conditions, the availability of credit and capital markets volatility may have adverse effects on Zebra, its suppliers and its customers. In addition, a disruption in our ability to obtain products from vendors as a result of supply chain constraints, natural disasters or other circumstances could restrict sales and negatively affect customer relationships. Profits and profitability will be affected by Zebra’s ability to control manufacturing and operating costs. Because of its debt, interest rates and financial market conditions will also have an impact on results. Foreign exchange rates will have an effect on financial results because of the large percentage of our international sales. The outcome of litigation in which Zebra may be involved is another factor. The success of integrating acquisitions could also affect profitability, reported results and the company’s competitive position in its industry. These and other factors could have an adverse effect on Zebra’s sales, gross profit margins and results of operations and increase the volatility of our financial results. When used in this release and documents referenced, the words “anticipate,” “believe,” “outlook,” and “expect” and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. Descriptions of the risks, uncertainties and other factors that could affect the company’s future operations and results can be found in Zebra’s filings with the Securities and Exchange Commission, including the company’s most recent Form 10-K.

©2018 ZIH Corp. All rights reserved. Zebra and the stylized Zebra head are trademarks of ZIH Corp., registered in many jurisdictions worldwide. All other trademarks are the property of their respective owners.

About Zebra

Zebra (NASDAQ: ZBRA) empowers the front line of business in retail/ecommerce, manufacturing, transportation and logistics, healthcare and other industries to achieve a performance edge. With more than 10,000 partners across 100 countries, we deliver industry-tailored, end-to-end solutions that intelligently connect people, assets and data to help our customers make business-critical decisions. Our market-leading solutions elevate the shopping experience, track and manage inventory as well as improve supply chain efficiency and patient care. Ranked on Forbes’ list of America’s Best Employers for the last three years, Zebra helps our customers capture their edge. For more information, visit www.zebra.com or sign up for our news alerts. Follow us on LinkedIn, Twitter and Facebook.

Zebra Technologies:
Investor Contact:	Media Contact:
Michael Steele, CFA, IRC	Therese Van Ryne
Vice President, Investor Relations	Director, Global Public Relations
Phone: + 1 847 793 6707	Phone: + 1 847 370 2317
msteele@zebra.com	therese.vanryne@zebra.com

©2018 ZIH Corp. All rights reserved. Zebra and the stylized Zebra head are trademarks of ZIH Corp., registered in many jurisdictions worldwide. All other trademarks are the property of their respective owners.